
VATECH

03 JUL 25 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	25.07.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – PresseinformationFiling Number 82-3910**		

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,


03024809

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 7/25



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Second Order worth €2.5 m for VAI UK from BAOSHAN MEISHAN of People's Republic of China

The UK/Stockton on Tees based Blast Furnace Technology Division of VAI Industries (UK) limited, the UK based subsidiary of VOEST-ALPINE INDUSTRIEAN-LAGENBAU (VAI) /Austria, has been awarded a contract for Hot Stoves and a Hot Blast System by Baoshan Meishan based in Shanghai, China.

This first Hot Blast Stoves contract in China was secured against strong international competition. The order, worth € 2,5 m, was recently signed at an official ceremony in Meishan/China and follows a very successful previous contract for the No. 2 slab caster at the same plant.

The scope of the order, being part of Meishans No. 2 Blast Furnace rebuild, covers the Cold Blast System; Three Hot Stoves; Hot Blast System including Hot Blast Main; Bustle Main and Tuyere Stocks, and the integration of the Waste Heat Recovery system.

VAI will supply Basic Engineering, Detail Engineering; Automation; offshore refractories; quality control of onshore refractories and technical supervision of installation and commissioning. Start-up is expected in mid-2004.

Ken Taylor, VAI-UK's Director of Ironmaking said " Efficient hot blast stoves are critical for the operation of a modern blast furnace and we are very pleased to add Baoshan Meishan to a growing number of Steelmakers who turn to VAI

for assistance with their Blast Furnace Requirements. This further endorses VAI UK's reputation as world leader in hot blast stove technology as well as provider for sustainable, resource saving solutions."

++++2003-07-25

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-8601, Fax: +43 732/6980-5885
e-mail: klemens.possart@vai.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1.024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6601, Fax: +43 732/6980-5685
e-mail: klemens.possart@vai.at